

CC Capital Advisors®

Statement of Financial Condition

December 31, 2023

(With Reports of Independent Registered Public Accounting Firm Thereon)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-44574

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CC Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Ward Parkway
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandra Dershem-Vega	(816) 751-4223	sdershem@cccapitaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS
(Name – if individual, state last, first, and middle name)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra Dershem-Vega _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CC Capital Advisors, Inc. _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARGEAUX SEYMOUR
NOTARY PUBLIC-NOTARY SEAL
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES 2/21/2025
COMMISSION # 21747043



Signature:

Title:
President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CC Capital Advisors, Inc.

December 31, 2023

Contents



1201 Walnut Street, Suite 1700 / Kansas City, MO 64106
P 816.221.6300 / F 816.221.6380
forvis.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
CC Capital Advisors, Inc.
Kansas City, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CC Capital Advisors, Inc. (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

FORVIS, LLP

We have served as the Company's auditor since 2013.

Kansas City, Missouri
February 28, 2024

FORVIS is a trademark of FORVIS, LLP, registered with the U.S. Patent and Trademark Office.

PRAXITY
A member of the Praxity Global Alliance

CC Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2023

Assets	2023
Cash and cash equivalents	$ 9,428,423
Accounts receivable	14,725
Prepaid expenses	150,175
Furniture, fixtures and equipment - net	73,651
Total assets	$ 9,666,974

Liabilities	
Accounts payable and accrued liabilities	$ 38,446
Total liabilities	38,446

Stockholder's Equity

Common stock, $0.10 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	100
Additional paid-in capital	6,617,900
Retained earnings	3,010,528
Total stockholder's equity	9,628,528
Total liabilities and stockholder's equity	$ 9,666,974

See Notes to Statement of Financial Condition

CC Capital Advisors, Inc.
Notes to Statement of Financial Condition
December 31, 2023

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

CC Capital Advisors, Inc. ("the Company") is a limited services securities broker that provides investment banking services, the sale of fixed insurance and annuity products, and sells institutional non-interest fee income products under its own name and also under the names of Wheatland Advisors. The Company employs 12 registered representatives at offices in 2 locations in Kansas and Missouri. The Company is licensed in 2 states and is a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and the state agencies. The firm is also a member of the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-1 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3.

The Company is a wholly-owned subsidiary of Country Club Bank ("Parent"), and the Parent is a wholly-owned subsidiary of CCB Financial Corporation ("Holding Company"); as such, the Company files a consolidated S corporation income tax return with both its Parent and the Holding Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2023 cash equivalents consisted primarily of money market accounts with unaffiliated institutions.

Income Taxes

The Company's Parent and Holding Company have elected S-corporation status for the consolidated group. The Holding Company is no longer subject to federal or state income tax examinations by taxing authorities before 2020.

CC Capital Advisors, Inc.
Notes to Statement of Financial Condition
December 31, 2023

Note 2: Related-party Transactions

The Parent provides management services and office space as needed at a cost to the Company. The Company maintains its primary operating cash account at Country Club Bank. The balance in this account was $302,799 at December 31, 2023.

Note 3: Furniture Fixtures and Equipment

At December 31, 2023 furniture, fixtures and equipment consisted of the following:

	2023
Furniture, fixtures and equipment	$ 175,006
Less accumulated depreciation	(101,355)
Total furniture, fixtures and equipment	$ 73,651

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2023:

	2023
Net capital	$ 9,319,889
Aggregate indebtedness	38,446
Minimum net capital required	5,000
Excess net capital at 1500%	9,314,889
Excess net capital at 1000%	9,313,889
Net capital ratio	0.0040 to 1

CC Capital Advisors, Inc.
Notes to Statement of Financial Condition
December 31, 2023

Note 5: Disclosures about the Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

CC Capital Advisors, Inc.
Notes to Statement of Financial Condition
December 31, 2023

Recurring Measurements

The following tables present the fair value measurement of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2023. Money market funds are classified within Level 1 of the hierarchy. The firm held no securities classified within level 2 or level 3 of the hierarchy.

		2023 Fair Value Measurements Using		
Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market mutual fund	$ 1,000,000	$ 1,000,000	$ -	$ -

Note 6: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Note 7: Subsequent Events

Subsequent events have been evaluated through February 28, 2024, which is the date the financial statements were issued.